Exhibit 99.1
Euronext Amsterdam approves Satyam’s
application to delist ADSs from Euronext
Amsterdam
Hyderabad, INDIA, April 21, 2009: Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”) announced today that on April 17, 2009 Euronext Amsterdam N.V. approved the Company’s application for delisting from NYSE Euronext, the regulated market of Euronext Amsterdam (“Euronext Amsterdam”), of its American Depositary Shares (“ADSs”), subject to the following conditions:
1. The mandatory cash tender offer to be made by Venturbay Consultants Private Limited, a subsidiary controlled by Tech Mahindra Limited, described in the Company’s press release dated April 13, 2009, will be open for participation by investors holding their ADSs through Euroclear Nederland (“ECN holders”) on such terms and conditions as are at least equal to those that apply to investors holding ADSs through DTC who participate. The terms and conditions for participation in the cash tender offer for ECN holders will be posted on the Company’s website at www.satyam.com as soon as they are available.
2. In connection with the cash tender offer, an agent in the Netherlands will have been appointed who will facilitate the tender process for ECN holders.
The Company expects to be able to meet these conditions.
In accordance with the rules of Euronext Amsterdam, the Company published earlier today the announcement regarding Euronext Amsterdam’s approval of the delisting in The Netherlands’ Officiële Prijscourant (Official Price Gazette) and Het Financieele Dagblad, a daily newspaper with circulation in The Netherlands. In accordance with the rules of Euronext Amsterdam, the ADSs will be delisted from — and trading in the ADSs will no longer be possible on — Euronext Amsterdam with effect from the 20th business day from the date of this announcement, i.e. May 20, 2009. The last day of trading for the Company’s ADSs on Euronext Amsterdam will be May 19, 2009.
Upon delisting from Euronext Amsterdam, the Company’s equity shares are expected to remain listed and traded on the Bombay Stock Exchange Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”), and its ADSs are expected to remain listed and traded on the New York Stock Exchange in New York (“NYSE”). The Company does not currently intend to delist from any of the BSE, NSE or NYSE.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Safe Harbor
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the Company’s delisting from Euronext Amsterdam, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global Satyam PR representatives at:

US	Jim Swords james_swords@satyam.com +1-703-877-2225

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com +44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484
Reshma Wad Jan Reshma@wer1.net +65-98-140-507